

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2017

Brian Murphy
Chief Executive Officer
Nemus Bioscience, Inc.
600 Anton Blvd., Suite 1100
Costa Mesa, CA 92626

      Re: Nemus Bioscience, Inc.
          Registration Statement on Form S-1
          Filed November 22, 2017
          File No. 333-221733

Dear Dr. Murphy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Daniel E. Rees, Esq.